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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87236Y 10 8	Page	2	of	7

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		214,008,350*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		23,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		214,032,291*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

214,032,291*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 1 to the statement on Schedule 13D filed by the Ricketts Parties (the “Ricketts Statement”), as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock (as defined herein), representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.

CUSIP No.	87236Y 10 8	Page	3	of	7

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4135150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,300,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,300,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,300,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

CUSIP No.	87236Y 10 8	Page	4	of	7

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Acquisition LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4163355

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		17,701,100*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,701,100*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,701,100*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

Schedule 13D	Page 5 of 7
     This Amendment No. 3 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006 and Amendment No. 2 thereto filed on April 14, 2006 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank (“TD”), TD Discount Brokerage Holding LLC (“TDDBH”) and TD Discount Brokerage Acquisition LLC (“TDDBA”) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 3 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended and supplemented by amending and supplementing Schedule I to the Statement to (1) include in the list of executive officers of TD Francis J. McKenna, the Deputy Chair of TD Bank Financial Group; and (2) amend and restate the principal address at which Mr. Henry H. Ketcham, a TD director, is employed as follows: West Fraser Timber Co. Ltd., 858 Beatty St., Suite 501, Vancouver, BC V6B 1C1.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by the following:
     The purchases made by TDDBA described in Item 5 below were made pursuant to the Amendment and effected through open market purchases pursuant to the Plan.
     The total consideration paid by TDDBA in connection with the purchase of the 10,551,100 shares of Issuer Common Stock acquired by it from April 13, 2006 through May 3, 2006 was approximately $200.9 million, all of which was provided to TDDBA through capital contributions from TD through TD’s cash on hand.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) and (b). As of May 3, 2006, TDDBA and TDDBH were the record and beneficial owners of 17,701,100 shares and 196,300,000 shares of Issuer Common Stock, respectively, representing approximately 2.9% and 32.2%, respectively, of the outstanding shares of Issuer Common Stock. TD, as the sole member of each of TDDBH and TDDBA, controls TDDBH and TDDBA and accordingly beneficially owns the shares of Issuer Common Stock held by each entity. Including such shares held by TDDBH and TDDBA and the shares beneficially owned by TD Waterhouse Canada, Inc. (“TDWC”), as described below, as of May 3, 2006, TD was the beneficial owner of 214,032,291 shares of Issuer Common Stock, representing approximately 35.1% of the outstanding Issuer Common Stock. Of the 214,032,291 shares of Issuer Common Stock beneficially owned by TD as of May 3, 2006, 7,250 shares are owned by certain clients of TD Asset Management Inc. (“TDAM”), an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). In addition, as previously disclosed in Amendment No. 2 to the Statement, 23,941 of the shares beneficially owned by TD are owned by certain clients of, and managed by, TDWC in the ordinary course of TDWC’s investment management business (such shares, together with the TDAM Shares, the “Ordinary Course Shares”). TDWC holds sole dispositive power and shared voting power (together with the respective client) with respect to such shares. The

Schedule 13D	Page 6 of 7
Ordinary Course Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
     As of May 3, 2006, to the knowledge of the TD Entities, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock.
     (c) Except for (1) the purchases by TDDBA as described below and (2) the addition of 100 shares of Issuer Common Stock beneficially owned by clients of TDAM due to the transfer of a new client’s portfolio from a third party institution to TDAM for management by TDAM, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since the TD Entities’ most recent filing on Schedule 13D on April 14, 2006.
     Since the date of such filing, TDDBA acquired, pursuant to the Plan, the following shares of Issuer Common Stock:

Date of Purchase	Number of	Average Price Per
	Shares	Share ($)
	Purchased
4/13/06	200,000	$20.50
4/17/06	200,000	$20.55
4/18/06	200,000	$20.73
4/19/06	200,000	$21.64
4/20/06	200,000	$21.60
4/21/06	200,000	$21.55
4/24/06	500,000	$19.78
4/25/06	500,000	$19.61
4/26/06	750,000	$19.35
4/27/06	1,383,900	$19.27
4/28/06	1,383,900	$18.94
5/1/06	1,611,100	$18.55
5/2/06	1,611,100	$18.12
5/3/06	1,611,100	$18.14
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented by the following:
     Consistent with its previously disclosed intention to purchase an aggregate of 30 million shares of Issuer Common Stock (15 million of which are required to be purchased in accordance with the Amendment, which obligation was satisfied following TDDBA’s purchases on May 2, 2006) by January 24, 2007, on April 26, 2006, TD and TDDBA amended the Plan with their broker, Goldman, Sachs & Co. to provide for the purchase of up to 19,900,000 shares of Issuer Common Stock during the period from April 27, 2006 to August 22, 2006, subject to certain limitations under Rule 10b-18 of the Exchange Act (such amendment, the “Plan Amendment”). Prior to entering into the Plan Amendment, 10,100,000 shares of Issuer Common Stock had been purchased pursuant to the Plan. The Plan provides that the maximum daily number of shares of Issuer Common Stock to be purchased under the Plan will vary based upon the weighted average price per share of the Issuer Common Stock on a particular trading day.
     Where the context so requires, any references to the Plan in the Statement shall refer to the Plan as amended by the Plan Amendment.

Schedule 13D	Page 7 of 7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK

By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel
TD DISCOUNT BROKERAGE HOLDINGS LLC

By:	/s/ Frank Tripodi
Name:	Frank Tripodi
Title:	President and Treasurer
TD DISCOUNT BROKERAGE ACQUISITION LLC

By:	/s/ Frank Tripodi
Name:	Frank Tripodi
Title:	President and Treasurer
Dated: May 5, 2006